# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calumet Specialty Products Partners, L.P., CIK 0001340122
CUSIP: 131476103
Title of class of securities: Common Units representing limited partnership interests
Address of issuer's principal executive offices: 2780 WATERFRONT, PARKWAY E. DRIVE, SUITE 200, INDIANAPOLIS, Indiana (IN), 46214
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-21-135575
Filed by CIK 0001892770

## Reporting persons
- Knott David M Jr: type of reporting person: individual (IN); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Amounts for Common Units set forth in Rows 5 through 9 and 11 above reflect the following: on July 10, 2024, in connection with the corporate reorganization of the Issuer, pursuant to which the Issuer converted from a master limited partnership to a corporation (the "Conversion"), Calumet Merger Sub I LLC merged with and into Calumet GP, LLC, the general partner (the "General Partner") of the Issuer, with the General Partner continuing as the surviving entity and a wholly owned subsidiary of Calumet, Inc. (the "GP Merger"). In connection with the GP Merger, those Common Units were terminated in full in exchange for common stock of Calumet, Inc.
- Dorset Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Amounts for Common Units set forth in Rows 5 through 9 and 11 above reflect the following: on July 10, 2024, in connection with the corporate reorganization of the Issuer, pursuant to which the Issuer converted from a master limited partnership to a corporation (the "Conversion"), Calumet Merger Sub I LLC merged with and into Calumet GP, LLC, the general partner (the "General Partner") of the Issuer, with the General Partner continuing as the surviving entity and a wholly owned subsidiary of Calumet, Inc. (the "GP Merger"). In connection with the GP Merger, those Common Units were terminated in full in exchange for common stock of Calumet, Inc.
- KNOTT PARTNERS LP: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Amounts for Common Units set forth in Rows 5 through 9 and 11 above reflect the following: on July 10, 2024, in connection with the corporate reorganization of the Issuer, pursuant to which the Issuer converted from a master limited partnership to a corporation (the "Conversion"), Calumet Merger Sub I LLC merged with and into Calumet GP, LLC, the general partner (the "General Partner") of the Issuer, with the General Partner continuing as the surviving entity and a wholly owned subsidiary of Calumet, Inc. (the "GP Merger"). In connection with the GP Merger, those Common Units were terminated in full in exchange for common stock of Calumet, Inc.

## Item 1. Issuer
Name of issuer: Calumet Specialty Products Partners, L.P.
Address of issuer's principal executive offices: 2780 WATERFRONT PARKWAY E. DRIVE, SUITE 200 INDIANAPOLIS, IN, 46214

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row references below are to the respective ownership table above for each such Reporting Person.

As of the date of the event requiring this filing, the following Reporting Persons are the beneficial owners of more less than five percent of the class of securitiesof Calumet, Inc.:
1. David M. Knott, Jr.: see Rows 5 through 9 and 11
2. Dorset Partners LLC (as successor in interest to Dorset Management Corporation, pursuant to merger): see Rows 5 through 9 and 11
3. Knott Partners, L.P.: see Rows 5 through 9 and 11
Percent of class:
Row references below are to the respective ownership table above for each such Reporting Person.

1. David M. Knott, Jr.: see Row 11
2. Dorset Partners LLC: see Row 11
3. Knott Partners, L.P.: see Row 11
Sole power to vote or to direct the vote:
Row references below are to the respective ownership table above for each such Reporting Person.

1. David M. Knott, Jr.: see Rows 5 through 9 and 11
2. Dorset Partners LLC: see Rows 5 through 9 and 11
3. Knott Partners, L.P.: see Rows 5 through 9 and 11
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
Row references below are to the respective ownership table above for each such Reporting Person.

1. David M. Knott, Jr.: see Rows 5 through 9 and 11
2. Dorset Partners LLC: see Rows 5 through 9 and 11
3. Knott Partners, L.P.: see Rows 5 through 9 and 11
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Knott David M Jr: /s/ David M. Knott, Jr., David M. Knott, Jr. (02/12/2025)
- Dorset Partners LLC: /s/ David M. Knott, Jr., David M. Knott, Jr./ Executive Managing Member (02/12/2025)
- KNOTT PARTNERS LP: /s/ David M. Knott, Jr., By: Knott Partners Management, LLC, as general partner, David M. Knott, Jr./ Executive Managing Member (02/12/2025)